PROSPECTUS


                             VISUAL DATA CORPORATION
                                2,638,540 Shares
                                  Common Stock

         This Prospectus (the "Prospectus") relates to the offer and sale of up to 2,638,540 shares (the "Shares") of Common Stock, $.0001 par value per share (the "Common Stock") of Visual Data Corporation (the "Company") by certain of the selling shareholders named herein (the "Selling Security Holders"). Of the 2,638,540 Shares, (i) up to 1,000,000 Shares are issuable upon conversion of or otherwise with respect to 300 shares of the Company's Series A Convertible Preferred Stock (the "Series A Preferred"), (ii) up to 1,000,000 Shares are issuable upon conversion of or otherwise with respect to 150 shares of the Company's Series A-1 Convertible Preferred Stock (the "Series A-1 Preferred"),
(iii) an aggregate of 421,665 Shares are currently owned by certain of the Selling Security Holders, and (iv) 216,875 Shares are issuable upon exercise of outstanding stock options or warrants at prices ranging from $3.00 to $5.00 per share (the "Selling Security Holders Options and Warrants") granted by the Company to unaffiliated third parties in connection with services rendered to the Company or in connection with the Company's acquisition of EDnet. See "The Company", "Selling Security Holders" and "Description of Securities."


         The number of Shares indicated as being issuable upon the conversion of the Series A Preferred or the Series A-1 Preferred represents the number of Shares the Company was contractually obligated to register pursuant to the terms and conditions of each transaction. Each share of the Series A Preferred and the Series A-1 Preferred is convertible into the Company's Common Stock at a price per share equal to the lesser of (i) $2.865, subject to adjustment or (ii) a floating conversion price determined by multiplying a Conversion Percentage in effect as of such date by the Market Price for the Company's Common Stock. The Conversion Percentage shall be 83.72% for the first 180 days from the issuance date of the Series A Preferred Stock and 78.72% for any day thereafter. The Market Price for the Company's Common Stock shall be the average of the three lowest closing bid prices for such Common Stock during the 20 consecutive trading days immediately preceding such date.


         Pursuant to Rule 416, the number of shares of Common Stock to be registered hereunder also includes an indeterminate number of shares which may become issuable upon conversion of, or otherwise with respect to, the Series A Preferred, Series A-1 Preferred and the Selling Security Holders Options and Warrants to prevent dilution resulting from stock splits, stock dividends or similar transactions in accordance with the terms thereof. See "Description of Securities" and "Selling Security Holders."

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.
                             ----------------------

       THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK
        FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN MATTERS
               THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ----------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------

               The date of this Prospectus is November 3, 1998

         The Selling Security Holders have advised the Company that they propose to sell the Shares, from time to time, publicly or through broker-dealers as agents for others, or in private sales. See "Selling Security Holders" and "Plan of Distribution." The Company has informed the Selling Security Holders that the anti-manipulative rules under the Securities Exchange Act of 1934 (the "Exchange Act"), including Regulation M promulgated thereunder, may apply to their sales in the market and have furnished the Selling Security Holders with a copy of these rules. The Company has also informed the Selling Security Holders of the need for delivery of copies of this Prospectus in connection with any sale of securities registered hereunder.

         Although the Company will receive the proceeds from the sale of an additional 150 shares of Series A Preferred and upon the exercise of Selling Security Holders Options and Warrants, the Company will not receive any of the proceeds from the sale by the Selling Security Holders of the Shares being registered for resale by this Prospectus.

         The Company will pay all offering expenses of this offering including the Securities and Exchange Commission ("Commission") registration fee, legal fees and expenses, blue sky fees, accounting fees and expenses, printing expenses and miscellaneous expenses estimated to be $42,000, but will not pay discounts or commissions incurred by the Selling Security Holders in connection with the sale of the Shares.

                              AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site at http//www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

         The Company has filed with the Commission a Registration Statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the resale of the securities described herein. This Prospectus, which is Part I of the Registration Statement, omits certain information contained in the Registration Statement. For further information with respect to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement, including the exhibits thereto. Statements in this Prospectus as to any document are not necessarily complete, and where any such document is an exhibit to the Registration Statement or is incorporated by reference herein, each such statement is qualified in all respects by the provisions of such exhibit or other document, to which reference is hereby made, for a full statement of the provisions thereof. A copy of the Registration Statement, with exhibits, may be obtained from the Commission's office in Washington, D.C. (at the above address) upon payment of the fees prescribed by the rules and regulations of the Commission, or examined there without charge, or from the Commission's Web site at http://www.sec.gov.

                                TABLE OF CONTENTS
                                -----------------

                                                                                                              Page
                                                                                                              ----

AVAILABLE INFORMATION............................................................................                2

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE................................................                4

RISK FACTORS.....................................................................................                5

THE COMPANY......................................................................................               13

USE OF PROCEEDS..................................................................................               19

SELLING SECURITY HOLDERS ........................................................................               20

PLAN OF DISTRIBUTION.............................................................................               24

DESCRIPTION OF SECURITIES........................................................................               26

LEGAL MATTERS....................................................................................               35

EXPERTS..........................................................................................               35

INDEMNIFICATION..................................................................................               35


         The Common Stock and Warrants are traded on The Nasdaq SmallCap Market
(TM) under the symbols "VDAT" and "VDATW," respectively. On November 3, 1998 the last sale price of the Common Stock and Warrants, as reported on The Nasdaq SmallCap Market(TM), were $3.00 and $.5625, respectively.


         No person has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offer contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Security Holders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Shares offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.

         The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission.

         The Company has previously and intends in the future to furnish its stockholders with annual reports containing audited financial statements and to distribute quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents filed with the Commission are incorporated herein by reference:

1.  Report on Form 8-K as filed by the Company on June 3, 1998.

2.  Report on Form 8-K as filed by the Company on May 19, 1998.

3. Quarterly Reports of the Company on Form 10-QSB for the quarters and periods ended December 31, 1997, March 31, 1998 and June 30, 1998.

4. Definitive Proxy Statement for the Company's 1998 Annual Meeting as filed by the Company on March 30, 1998.

5. Annual Report of the Company on Form 10-KSB for the fiscal year ended September 30, 1997.

6. Registration Statement on Form SB-2, Registration No. 333-18819, and all pre-effective and post-effective amendments thereto, as declared effective by the Commission on July 30, 1997.

7. Definitive Proxy Statement for a Special Meeting of Stockholders to be held on October [19], 1998 as filed with the Commission on July 31, 1998.

8.  Report on Form 8-K as filed on August 11, 1998.

9.  Report on Form 8-K as filed on August 21, 1998.

10. Report on Form 8-K/A as filed on October 7, 1998.

11. Report on Form 8-K/A as filed on October 30, 1998.

12. All reports and documents filed by the Company pursuant to Sections 13, 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which de-registers all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the respective date of filing of such documents.


         Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of the Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Written requests for such copies should be directed to Corporate Secretary, Visual Data Corporation at the Company's principal executive office, 1291 SW 29 Avenue, Pompano Beach, Florida 33069, Telephone (954) 917-6655, Facsimile (954) 917-6660.
                                  RISK FACTORS

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. ONLY THOSE PERSONS ABLE TO LOSE THEIR ENTIRE INVESTMENT SHOULD PURCHASE THESE SECURITIES. PROSPECTIVE INVESTORS, PRIOR TO MAKING AN INVESTMENT DECISION, SHOULD CAREFULLY READ THIS PROSPECTUS AND CONSIDER, ALONG WITH OTHER MATTERS REFERRED TO HEREIN, THE FOLLOWING RISK FACTORS.

Forward Looking Statements

         The discussion in this Prospectus regarding the Company and its business and operations includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1996. Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward looking statements. The discussion below highlights some of the more important risks regarding the Company. The risks highlighted below should not be assumed to be the only things that could affect future performance. The Company does not have a policy of updating or revising forward-looking statements and thus it should not be assumed that silence by management of the Company over time means that actual events are bearing out as estimated in such forward looking statements.

Risks Related to the Company's Acquisition Strategy

         The Company's strategy is to increase its revenue and the markets it serves through the acquisition of media developers with emphasis on developers of video media. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional companies or successfully integrate the operations of additional companies into those of the Company without encountering substantial costs, delays or other problems. In addition, there can be no assurance that companies acquired in the future will achieve profitability that justify the Company's investment in them or that acquired companies will not have unknown liabilities that could materially adversely effect the Company's results of operations or financial condition. The Company may compete for acquisition and expansion opportunities with companies that have greater resources than the Company. There can be no assurance that suitable acquisition candidates will continue to be available, that financing for acquisitions will be obtainable on terms acceptable to the Company, that acquisitions can be consummated or that acquired businesses can be integrated successfully and profitably into the Company operations. Further, the Company's results of operations in fiscal quarters immediately following a material acquisition may be materially adversely effected while the Company integrates the acquired business into its existing operations. The Company may acquire certain businesses that have either been unprofitable or that have had inconsistent profitability prior to their acquisition. The inability of the Company to improve the profitability of these acquired businesses could have a material adverse effect on the Company. Finally, the Company's acquisition strategy places significant demands on the Company's resources and there can be no assurance that the Company's management, operational systems and structure can be expanded to effectively support the Company's continued acquisition strategy. If the Company is unable to implement successfully its acquisition strategy, this inability may have a material adverse effect on the Company's business, results of operations or financial condition.

Dependence on Management to Integrate the Acquisitions and Ability to Manage Growth

         The business strategy of the Company involves growth through acquisition and internal development. The Company is subject to various risks associated with its growth strategy, including the risk that it will be unable to identify and recruit suitable acquisition candidates in the future or to integrate and manage the acquired companies.

         The Company has recently completed its acquisition of 51% of EDnet, Inc. ("EDnet"), as well as the acquisition of certain other assets, and is in the process of integrating these operations into the Company. While the business plan of EDnet is similar, its history, geographical location, business model and business culture is different in many respects. The directors and senior management of the Company face a significant challenge in their efforts to integrate the businesses of the Company and the acquired companies or assets, and effectively manage the continued growth of the Company. While management of the Company believes that the diverse experience of the Company and the acquired company will strengthen the Company, there can be no assurance that management's efforts to integrate the operations of this acquired company and assets will be successful, that management can manage the Company's growth or that the anticipated benefits of the acquired company or assets will be fully realized. The dedication of management resources to such efforts may detract attention from the day-to-day business of the Company. There can be no assurance that there will not be substantial costs associated with such activities or the success of integration efforts, which could have a material adverse effect on the Company's operating results.

Absence of Profitability; Accumulated Deficit; Prior Loss; Future Operating Results

         Although the Company has achieved increased levels of revenues to date during fiscal 1998 from those reported for the year ended September 30, 1997, the Company continues to incur operating losses. For the year ended September 30, 1997 and nine months ended June 30, 1998, the Company incurred losses of $3,573,962 and $1,908,779 (unaudited), respectively. The Company's operating expenses have increased and can be expected to increase significantly in connection with the Company's recent acquisitions and continued proposed expansion and, accordingly, the Company's future profitability will depend on continued corresponding increases in revenues from operations. Future events, including unanticipated expenses, increased competition or inability to effectively integrate its acquisitions, could have an adverse affect on the Company's operating margins and results of operations. As a result of the Company's losses from operations, together with the costs associated with acquisitions, the Company may experience liquidity and cash flow problems if it is not able to raise additional capital as needed. There can be no assurance that the Company's rate of revenue growth will continue in the future or that the Company's future operations will be profitable.

Need for Additional Financing

         The Company currently intends to effect future acquisitions with cash, promissory notes and future issuances of debt or equity securities. There can be no assurance that the Company will be able to obtain financing if and when it is needed on terms the Company deems acceptable. The inability of the Company to obtain financing would have a material adverse effect on the Company's ability to implement its acquisition strategy, and as a result, could require the Company to diminish or suspend its acquisition strategy.

Risks Relating to Capital Requirements

         The Company's acquisition and internal growth strategy requires substantial capital investment. Capital is typically needed not only for the acquisition of additional companies, but also for the effective integration, operation and expansion of these businesses as well as the start-up of on-line multi-media libraries. The acquired businesses may require capital for working capital and expansion. Therefore, the Company will need to raise capital, possibly through the issuance of long-term or short-term indebtedness or the issuance of its equity securities in private or public transactions in order to complete further acquisitions and expansion. This could result in dilution of existing equity positions and increased interest expense. There can be no assurance that acceptable financing for future acquisitions or for the integration and expansion of existing operations can be obtained on suitable terms, if at all.

Competition

         The Company is engaged in a highly competitive segment of the industry. The Company may compete directly or indirectly with many companies who provide specialized information such as content concerning hotels, attractions, resorts and care facilities. A number of these competitors, who include hotel chains, airlines and other travel-related organizations, are larger, better capitalized, more established and have greater access to the resources necessary to produce a competitive advantage. There are no assurances that the Company will be able to compete favorably in the future.

Dependence on Key Personnel

         Implementation of the Company's acquisition strategy is largely dependent on the efforts of a few senior officers. In particular, the Company's operations are dependent to a great degree on the continued efforts of the President and Chief Executive Officer of the Company, Randy S. Selman, and the Executive Vice President of the Company, Alan M. Saperstein. Furthermore, the Company will likely be dependent on the senior management of companies that are acquired. Competition for highly qualified personnel is intense, and the loss of any executive officer or other key employee, or the failure to attract and retain other skilled employees, could have a material adverse effect upon the Company's business, results of operations or financial condition. The Company is a party to employment agreements with each of Messrs. Selman and Saperstein. Each of the employment agreements terminate in January 2001, unless terminated earlier pursuant to the agreements, and each contains confidentiality provisions and covenants not to compete. The Company has designated itself the beneficiary of key man life insurance in the amount of $1,000,000 on the life of Mr. Selman and $500,000 on the life of Mr. Saperstein. There can be no assurance, however, that the Company can maintain the polices in effect or that the coverage will be sufficient to compensate the Company for the loss of the services of Mr. Selman or Mr. Saperstein.

Government Regulation and Regulatory Uncertainties

         The Company is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing, characteristics and quality of products and services.

Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, libel and personal privacy is uncertain. Any such new legislation or regulation could have a material adverse effect on the Company's business, results of operations and financial condition.

Exercise of Warrants and Conversion of Series A Convertible Preferred Stock Will Have Dilutive Effect

         As of September 30, 1998 the Company has options and warrants to purchase a total of 3,110,451 shares of Common Stock at prices ranging between $.00016 and $8.40 per share, including 1,049,460 options issued to directors and members of management of the Company. The existence of such options and warrants may adversely affect the terms under which the Company could obtain additional equity capital. The exercise of these warrants and options may materially adversely affect the market price of the Common Stock.

         Further, as of September 30, 1998, 150 shares of the Company's Series A Preferred were issued and outstanding pursuant to a private placement of such securities in May 1998 and 150 shares of the Company's Series A-1 Preferred were issued and outstanding pursuant to a private placement of securities in August 1998. As of the date of this Prospectus, each of the Series A Preferred and Series A-1 Preferred are convertible into the Company's Common Stock at a price equal to the lesser of (i) $2.865, subject to adjustment, or (ii) a floating conversion price determined by multiplying a Conversion Percentage in effect as of such date by the Market Price for the Company's Common Stock. The conversion percentage shall be 83.72% for the first 180 days from the issuance date of the Series A Preferred Stock and 78.72% for any day thereafter. The Market Price for the Company's Common Stock shall be the average of the three lowest closing bid prices for such Common Stock during the 20 consecutive trading days immediately preceding such date. The Company is obligated to sell the holders of the Series A Preferred an additional 150 shares providing that the Company's shareholders approve the issuance thereof. In this regard, the Company held a Special Meeting of it Shareholders on September 4, 1998 where in the Company's shareholders approved the possible issuance of Common Stock in excess of 19.99% of the presently issued and outstanding Common Stock as required by Rule 4460(i)(1)(D) of The Nasdaq Stock Market, Inc. Nasdaq Marketplace Rules. See "Incorporation of Certain Information by Reference." Accordingly, the ultimate number of shares of Common Stock into which the shares of Series A Preferred are convertible is unknown at this time. However, based upon (i) a closing bid price of $2.2710 per share (the closing bid price of the Company's Common Stock being the average of the three lowest closing bid prices of the Company's Common Stock as reported on The Nasdaq Small Cap Market(TM) during the preceding 20 consecutive trading days preceding November 3, 1998), (ii) a conversion on November 3, 1998 and
(iii) assuming the conversion of all 300 shares of Series A Preferred and 150 shares of Series A-1 Preferred, the Company would issue an additional 824,686 shares of Common Stock to the Series A Preferred holders and an additional 424,354 shares of Common Stock to the Series A-1 Preferred holders. The 824,686 shares of Common Stock issuable upon the conversion of the Series A Preferred would represent approximately

22.1% of the currently issued and outstanding Common Stock, or approximately 18.1% of the Company's issued and outstanding Common Stock, giving proforma effect to such issuance. The 424,354 shares of Common Stock issuable upon the conversion of the Series A-1 Preferred would represent approximately 11.4% of the currently issued and outstanding Common Stock, or approximately 10.2% of the Company's issued and outstanding Common Stock, giving proforma effect to such issuance. The amount of shares and percentage of Common Stock ultimately issuable upon conversion of all 300 shares of Series A Preferred and the 150 shares of Series A-1 Preferred may increase or decrease substantially, depending on changes in the closing bid price of the Company's Common Stock and other anti-dilutive provisions contained in the Series A Preferred and Series A-1 Preferred. See "Description of Securities."

Possible Applicability of Rules Relating to Low-Priced Stocks; Penny Stock; Possible Failure to Maintain Criteria for Nasdaq Securities

         The Company's Common Stock and Warrants are traded on The Nasdaq SmallCap Market(TM) under the symbols "VDAT" and "VDATW", respectively. If, for any reason, the Common Stock and/or Warrants do not remain accepted for inclusion on The Nasdaq SmallCap Market(TM), then, in such case, the Company's Common Stock and/or Warrants would be expected to trade in the over-the-counter markets through the "pink sheets" or on the NASD's OTC Bulletin Board. In the event the Common Stock and/or Warrants were not included on The Nasdaq SmallCap Market(TM), the Company's Common Stock and/or Warrants would be covered by a Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their shares in the secondary market. The ability of the Company to secure a symbol on The Nasdaq SmallCap Market(TM) does not imply that a meaningful trading market in its Common Stock or Warrants will ever develop, or, if developed, will be sustained.

Shares Eligible for Future Sale


         As of September 30, 1998, there were 3,732,100 shares of the Company's Common Stock outstanding, of which approximately 2,499,100 were "restricted securities" as that term is defined by Rule 144 under the Securities Act, including 1,182,681 shares registered under an Alternate Prospectus in the Company's initial public offering in July 1997. See "Incorporation of Certain Information by Reference." Such shares will be eligible for public sale only if registered under the Securities Act or if sold in accordance with Rule 144. Under Rule 144, a person who is not an affiliate of the Company and who has held restricted securities for a period of one year may sell a limited number of shares to the public in ordinary brokerage transactions. Sales under Rule 144 may have a depressive effect on the market price of the Company's Common Stock due to the potential increased number of publicly held securities. The timing and amount of sales of Common Stock covered by the Registration Statement of which this Prospectus is a part, as well as sales pursuant to other filed registration statements, could also have a depressive effect on the market price of the Company's Common Stock.

Anti-Takeover Provisions; Possible Issuances of Preferred Stock

         Certain provisions of the Company's Articles of Incorporation and Bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt of the Company, which include when and by whom special meetings of the Company may be called. In addition, certain provisions of the Florida Business Corporation Act also may be deemed to have certain anti-takeover effects which include that control of shares acquired in excess of certain specified thresholds will not possess any voting rights unless these voting rights are approved by a majority of a corporation's disinterested shareholders. In addition, the Company's Articles of Incorporation authorize the issuance of up to 5,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by the Board of Directors, of which 4,999,550 shares remain without designation. Accordingly, while the Company has agreed not to issue any shares of preferred stock while the Series A Preferred and Series A-1 Preferred is outstanding, thereafter the Board of Directors may, without shareholder approval, issue preferred stock with dividends, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock or other classes of preferred stock. See "Description of Securities."

         Further, the Company's Articles of Incorporation, Bylaws and Florida law authorize the Company to indemnify its directors, officers, employees and agents and limit the personal liability of corporate directors for monetary damages, except in certain instances.
See "Indemnification."

Absence of Dividends

         Holders of the Company's Common Stock are entitled to cash dividends when, as and if declared by the Board of Directors out of funds legally available therefor. However, pursuant to the respective designations, rights and preferences of the outstanding Series A Preferred and Series A-1 Preferred, the Company has agreed to not directly or indirectly, redeem or declare or pay any cash dividend or cash distribution on its Common Stock without the express written consent of the holders of not less than two-thirds of the then outstanding shares of Series A Preferred and two-thirds of the then outstanding shares of Series A-1 Preferred. See "Description of Securities." The Company has never paid dividends and management of the Company does not anticipate the declaration or payments of any dividends in the foreseeable future. The Company intends to retain earnings, if any, to finance the developments and expansion of its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, the Company's financial condition, capital requirements, general business conditions and other factors. Therefore, there can be no assurance that cash dividends of any kind will ever be paid.

Volatility of Stock Price

         Historically there has been and there may continue to be volatility in the market price for the Company's Common Stock. Quarterly operating results of the Company and their relationship to analysts' projections, changes in general conditions in the economy, the financial markets or the marketing industry, or other developments affecting the Company or its competitors, could cause the market price of the Common Stock to fluctuate substantially.

Year 2000 Compliance

         The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The Year 2000 issue relates to whether computer systems will properly recognize and process information relating to dates in and after the year 2000. These systems could fail or produce erroneous results if they cannot adequately process dates beyond the year 1999 and are not corrected. Significant uncertainty exists in the software industry concerning the potential consequences that may result from the failure of software to adequately address the Year 2000 issue. The Company has reviewed all software and hardware used internally by the Company in all support systems to determine whether they are Year 2000 compliant. Most of the Company's software has already been upgraded by the manufacturer or was recently purchased and is Year 2000 compliant. The Company expects to have its remaining Year 2000 compliant systems in place by December 1998. The Company also intends to implement and test these solutions prior to any anticipated impact of the Year 2000 issue on these systems. The Company does not believe that the aggregate cost for the Year 2000 issue will be material. The Company, however, cannot predict the effect of the Year 2000 issue on entities with which the Company transacts business, and there can be no assurance that the effect of the Year 2000 issue on such entities will not have a material adverse effect on the Company's business, financial condition or results of operations. The Company will be formulating a contingency plan with respect to such entities with which it does business.

                                   THE COMPANY

         Visual Data Corporation, a Florida corporation (the "Company"), was formed in May 1993 with the goal of becoming the predominant digital multi-media content provider in the advertising industry. In August 1997, one year after exiting from its development stage activities, the Company completed its initial public offering. As used herein, the Company includes HotelView Corporation, a Florida corporation ("HVC") incorporated in September 1993, CareView Corporation, a Florida corporation ("CareView") incorporated in August 1997, Video News Wire Corporation, a Florida corporation ("Video NewsWire") incorporated in March 1998 and ResortView Corporation, a Florida corporation ("ResortView") incorporated in December 1997, all of which are wholly-owned subsidiaries of the Company.

         The Company develops digital multi-media libraries of interactive visual information which can be marketed and distributed through a variety of media, including the Internet, other On-line services, laser disc, DVD and, eventually, Interactive Television ("ITV"). Much like a magazine selling advertising space, the Company generates revenues through fees paid by companies which advertise and showcase their products in one of the Company's innovative multi-media libraries, each of which are targeted to a specific industry, such as travel, health care and interval ownership. Each of the libraries, or "Views," is essentially a marketing company designed to distribute advertising over new, non-traditional media, supplementing traditional advertising media such as print, television and radio. Unlike traditional advertising which is essentially passive, the use of non-traditional media should, in management's opinion, allow the Company's messages to have greater impact and higher recall because of the active interface between the advertiser and the consumer and the proactive nature of the medium. The ability of the product to be revisited at the consumer's discretion, combined with the detail of the message provided by the video, will also permit a more aggressive promotion by the advertiser (the Company's client) by allowing the client the opportunity to supplement their traditional advertising, broaden reach and frequency, and, hopefully, improve market position.

         The Company's current libraries include:

HotelView(R), www.hotelview.com, a full-motion video library containing informative vignettes on internationally known hotels and resorts in the United States as well as internationally, including in the Caribbean, Bermuda and Europe. HotelView(R) provides the consumer with an inside look at accommodations and amenities of select hotels before booking a reservation. Maps, showing distances to nearby attractions and airports are also provided.

AttractionView(TM), www.attractionview.com, a full-motion video library containing informative vignettes on theme parks, attractions, and other points of interest. AttractionView(TM) provides the consumer a quick view of attractions such as Knott's Berry Farm Theme Park, the Kennedy Space Center Spaceport, the Bronx Zoo and Busch Gardens Tampa in a commercial-like format.

Video News Wire(TM), www.videonewswire.com, creates a full motion "TV news like" video clip of a company's written press release, digitizes the clip and makes the Video News release available to anyone via the Internet. Using the Company's worldwide camera crew network, Video News Wire(TM) videotapes press conferences and events incorporating them into each press release. As hereinafter described, in March 1998 the Company signed an exclusive production and marketing agreement with PR Newswire Corporation, the world's leading electronic distributor of corporate news releases.

ResortView(TM), www.resortview.com, a video library of condominium/timeshare resort properties available from all over the world. Professional, easy-to-understand, narrated video "walking tours" allow a viewer to see the accommodations from studios to three-bedroom units, and include a clear picture of the lobby, restaurant/lounges, pool and beach, sports and exercise facilities available at a particular location. As hereinafter described, in March 1998, ResortView(TM) formed a strategic alliance with Interval International, Inc., a Miami, Florida based company with 31 offices worldwide, which provides developers of high quality vacation-ownership resorts with a full range of services and solutions, including vacation exchange, program design, sales and marketing tools, technology and operational support.

CareView(TM), which assists viewers in choosing adult care facilities, from assisted living apartment to full care nursing homes, is currently available on PC-based kiosks located in hospitals, with access to the Internet scheduled for the fourth quarter of 1998.

         The Company currently has eight additional libraries in various stages of development, including:

CruiseView, which will permit viewers to "see before you go to sea" giving cruise lovers a glimpse at each ship's cabins, on-board activities, dining rooms and itinerary maps.

CampusView will provide a video database of American colleges and universities permitting students and parents with a "magna-cum-helpful" look at each school's facilities, programs and campus life.

AdventureView(TM) will permit viewers to get a glimpse at some of the world's most exotic and exciting activities, from a rafting trip to a safari to a diving expedition to a hike through the Amazon.

FitnessView(TM), "a library which is like having your own personal trainer," permits the viewer to customize a workout by watching and selecting only the exercise segments they need.
Special sport-specific exercises will also be presented.

MedicalView, targeted for viewers or their families who are facing surgery or medical treatments, where certain medical treatments will be presented in-depth, in easy to understand, comfortable terms by a physician specializing in that field.

ProductView(TM) is being developed as the "ultimate consumer catalog." Viewers will be able to locate products they are considering purchasing and review the item's features and capabilities before they purchase.

ConventionView(TM) is being developed as the "ultimate meeting planner tool" and will permit viewers who have selected a particular area to obtain information on available conference and meeting space, both in the local hotels and municipal convention centers.

TalentView is being developed to provide professional voice, actor and director talent a means of promoting themselves to producers, advertising agencies, movie studios, etc. via a multi-media library available over the Internet.

         As discussed above, the Company's libraries will be offered to the general public through various media. Additional libraries which possess certain synergies to HotelView(R), including CruiseView, AdventureView(TM) and ConventionView(TM) will be offered through the travel agency distribution channel and the Internet as these libraries are developed. Management of the Company currently anticipates that many of the Company's other libraries, such as MedicalView, CampusView, FitnessView(TM) and ProductView(TM) will be fully developed and launched as soon as high speed data transmission capability, such as cable modems, are more widely available. The Company owns, or in the case of libraries under development will own, all of the content included in its libraries.

         Consumers today are accustomed to television, a visual medium of full-motion, full-color video that is sound enhanced and readily available to every consumer's home or business. On-line computer users are accustomed to TV-like monitors and displays providing access to graphics and text databases on every topic imaginable through service providers that make connections to these databases affordable and easy. Computers outsold television sets in 1995 for the first time in history. The combination of accessible, indexed, on-line information in full-motion, full-color video forms the basis and the requirement for multi-media Internet capability or ITV. Beginning in 1997, certain technological advancements, including cable modems, digital satellite, highspeed wireless modems and streaming digital video software, began to become available to consumers. These advancements will enable suppliers and users of the Internet to access multi-media information efficiently. Management of the Company believes content such as that offered by the Company will become increasingly more in demand to fill voids created by the expanded capacity these new technologies provide.

         In the opinion of management, the current demographics of the Internet consumer offers the Company a very favorable platform for using the Company's products and services to advertise and promote client products and services. For instance, according to

Matrix Information and Directory Services (MIDS), in January 1998 there were approximately 102 million individuals worldwide accessing the Internet, a one year increase of approximately 79% from January 1997. Nielsen Media and the U.S. Census Bureau currently estimate the total number of worldwide users is expected to reach 200,000,000 by the end of 1998. Current statistics reflect that total Internet advertising revenues in 1996 were approximately $267 million, with only 38% of those advertising dollars spent on computer products. By the year 2000, it is estimated that 41% of Internet commerce will be travel related, one reason the Company chose HotelView(R) as its first library. Of the people on-line, the average annual income is $72,000 (compared to $32,000 nationwide), 25% generate income of at least $80,000 annually and 50% are professional or managerial. Further, there is expected to be a continuing notable increase in E- Commerce. According to a forecast by International Data Corporation, users buying goods and services over the Web will increase from approximately 27.6 million individuals in 1998 to approximately 83.6 individuals in 2001, with year-end commerce revenues increasing from an estimated $32 billion in 1998 to approximately $237 billion in 2001.

RECENT DEVELOPMENTS

         The Company's business strategy is to expand its operations through acquisitions of media developers with emphasis on developers of video media together with growth of its organic businesses. In furtherance thereof, in March 1998, the Company formed a strategic alliance with Miami, Florida-based Interval International, Inc. to introduce ResortView (TM), a new lead generation program developed specifically for the vacation ownership industry, which advertises a resort via full-motion video over the Internet. The ResortView (TM) product employs the latest media technology and multi-faceted distribution networks to help developers of vacation ownership resorts promote properties to potential renters.

         In March 1998, the Company signed an exclusive agreement with PR Newswire Corporation for the promotion and sale of the Company's video news release service, Video NewsWire (TM) to PR Newswire's base of over 20,000 member clients. Under the terms of the agreement, PR Newswire will also create all necessary marketing collateral materials for distribution to each of their 28 bureaus nationwide and their London office. The Company will work with PR Newswire to create custom-made video productions, with costs to clients starting at about $700, based upon clients' own news releases, and then distribute them over the Internet. Management of the Company believes the resulting television news-like video clips will add a fresh dimension to news releases and provide an innovative forum for presenting companies, their earnings results and other material news, especially new products.

         On May 8, 1998, the Company completed the sale of 150 shares of the Company's Series A Preferred at a purchase price of $5,000 per share to two institutional investors in a private transaction exempt from registration under the Securities Act pursuant to Section 4(2) of such act. The purchasers have agreed to purchase an additional 150 shares of Series A Preferred subject to certain conditions contained in the agreement between the

Company and such buyers as are hereinafter summarized. The initial purchase resulted in net proceeds to the Company of, after fees and expenses of the transaction, of approximately $692,500. See "Description of Securities" for the designations, rights and preferences of the Series A Preferred.


         Following the initial closing date, the buyers shall be obligated to purchase and the Company will be obligated to sell an additional 150 shares of Series A Preferred under the same terms and conditions as the initial shares so issued, provided a series of conditions have been met, including, but not limited to, (i) the Company shall have attained shareholder approval permitting issuance of the shares of Common Stock underlying the Series A Preferred in accordance with applicable law, which such approval was obtained at the September 4, 1998 special meeting of shareholders (ii) the Company's registration statement relating to the Common Stock issuable upon conversion of the Series A Preferred has been declared effective by the Commission, which such registration statement was declared effective on November 3, 1998 (iii) there has been no change in the listing or threat thereof of the Common Stock, (iv) the closing bid price of the Common Stock is greater that $2.50 per share on the day immediately preceding the notification of such additional purchase, and (v) there has not been a materially adverse change in the business or financial condition or results of operations of the Company. In the event such registration was not declared effective by September 30, 1998, both the fixed conversion price and the variable conversion price were reduced by 2% and were further reduced by an additional .06% each calendar day thereafter up to a maximum of 20% until until November 3, 1998 when the registration statement was declared effective.

         In March 1998, the Company entered into an agreement with Digital Criteria Technologies, Inc. ("DCT") to become the exclusive marketer of DCT's proprietary VoiceSelect product, a multi-media database of professional voice talent. Under the terms of the agreement, for which the Company received a $250,000 fee, the Company will act as the Internet host for VoiceSelect and will market the product to production companies, advertising agencies and talent agencies and voice talent, for which the Company will also earn a percentage of the gross revenues generated by VoiceSelect. The Company was also granted the first right of refusal to purchase VoiceSelect from DCT.

         On May 20, 1998, in a separate transaction, the Company acquired certain assets of DCT, including a 30% interest in CareerSelect (TM) and a 40% interest in Real Estate Select, for a total consideration of 140,000 shares of the Company's restricted Common Stock and warrants to purchase an additional 70,000 shares of the Company's restricted Common Stock, exercisable at any time and from time to time until April 7, 2002 at $3.18 per share. See "Selling Security Holders." CareerSelect(TM) is a database and data search program designed to provide a membership based service that allows prospective employers to review resumes as well as hear potential job candidates that meet their criteria on a computer display and to compare results of certain compatibility factors before the prospective employer arranges an interview with the candidate. Real Estate Select is a program designed to allow the viewer to enter specific criteria and be provided with real estate properties that fit such criteria.

         In July 1998, the Company acquired 51% of the issued and outstanding stock of EDnet, Inc. ("EDnet") (OTCBB: DNET) for a total purchase price of $1.4 million payable in a combination of cash, stock and secured note. EDnet, based in San Francisco, develops and markets integrated systems for the delivery, storage and management of professional- quality digital communications for media-based applications, including audio and video production for the North American advertising and entertainment industry. Following the closing of the transaction, EDnet's Board of Directors was expanded to include four members selected by the Company, including Randy S. Selman (Chairman), Alan Saperstein, David E. Goodman and Brian K. Service.

         In July 1998, the Company sold 100,000 shares of Common Stock in a private placement exempt from registration under the Securities Act in reliance on Section 4(2) and Regulation D thereof at a purchase price of $3.00 per share to an accredited investor. The proceeds were used for general working capital by the Company. See "Selling Security Holders."

         In August 1998, the Company sold an aggregate of 166,665 shares of Common Stock in a private placement exempt from registration under the Securities Act in reliance on Section 4(2) and Regulation D thereof at a purchase price equal to 75% of the then fair market value of the Company's Common Stock which resulted in a sale price of $2.25 per share to a group of accredited or otherwise sophisticated investors. The proceeds were used for general working capital by the Company. See "Selling Security Holders."

         In August 1998, the Company also completed the sale of 150 shares of the Company's Series A-1 Preferred and a warrant to purchase 20,000 shares of Common Stock, exercisable until August 11, 2002 at $4.00 per share, for an aggregate purchase price of $750,000 to an institutional investor in a private transaction exempt from registration under the Securities Act pursuant to
Section 4(2) of such act. See "Selling

Security Holders." The initial purchase resulted in net proceeds to the Company of, after fees and expenses of the transaction, of approximately $685,000. See "Description of Securities" for the designations, rights and preferences of the Series A-1 Preferred. Under the terms of the agreement, the Company was obligated to prepare and file a registration statement with the Commission providing for the resale of the shares of Common Stock issuable upon conversion of the Series A-1 Preferred and the exercise of the Warrant. The Company filed a Registration Statement on Form S-3 of which this Prospectus forms a part on August 21, 1998. The Company further agreed to use its best efforts to have such registration statement declared effective by September 30, 1998; provided, that if the Commission reviews the registration statement on Form S-3 and in connection with such review requests the audited financial statements of the Company's year ending September 30, 1998 in order to declare such registration effective, the deadline shall be extended to October 30, 1998. In the event such registration was not declared effective by such date, both the fixed conversion price and the variable conversion price of the Series A-1 Preferred would be reduced by 2% and would be further reduced by an additional .06% each calendar day thereafter up to a maximum of 20% until such registration statement has been declared effective. Accordingly, as such Registration Statement of which this Prospectus forms a part thereof was declared effective on November 3, 1998, the fixed conversion price was adjusted to $2.865 and the variable conversion price was reduced to 78.72%.


                                 USE OF PROCEEDS

         No proceeds will be obtained by the Company from the conversion of the Series A or Series A-1 Preferred. In the event the remaining 150 shares of Series A Preferred are sold and all of the Selling Security Holder Options and Warrants are exercised, the Company would receive net proceeds of approximately $1,475,875, after payment of offering expenses estimated to be approximately $50,000. It is anticipated that the net proceeds, if any, from the sale of an additional 150 shares of Series A Preferred and the exercise of the Selling Security Holders Options and Warrants will be used by the Company for acquisitions and for working capital associated with continuing operations. The actual allocation of proceeds realized from the exercise of these securities will depend upon the amount and timing of such exercises, the Company's operating revenues and cash position at such time and its working capital requirements during the course of such exercise period. There can be no assurances that remaining 150 shares of Series A Preferred will be sold or that any of the Selling Security Holders Options and Warrants will be exercised.

         While the intended use of proceeds is consistent with the Company's current business plan objectives, the Company reserves the right to change the use of proceeds depending on working capital requirements and opportunities afforded to the Company. Pending utilization of the proceeds as described above, the net proceeds of the offering will be deposited in interest bearing accounts or invested in money market instruments, government obligations, certificates of deposits or similar short-term investment grade interest bearing investments.

                            SELLING SECURITY HOLDERS

Stock Ownership


         The following table set forth the name of each Selling Security Holder, the number or shares of Common Stock beneficially owned by such Selling Security Holder as of November 3, 1998, and the number of Shares being offered by each Selling Security Holder. The Shares being offered hereby are being registered to permit public secondary trading, and the Selling Security Holders may offer all or part of the Shares for resale from time to time. However, such Selling Security Holders are under no obligation to either (a) convert their shares of Series A Preferred or their shares of Series A-1 Preferred or exercise the Selling Security Holders Options and Warrants, as the case may be, or (b) if converted or exercised, to sell all or any portion of such Shares immediately under this Prospectus. All information with respect to Share ownership has been furnished by the Selling Security Holders. During the past three years no Selling Security Holder has been an officer, director or affiliate of the Company nor has any Selling Security Holder had any material relationship with the Company during such period. Because the Selling Security Holders may sell all or a portion of their Shares, no estimate can be given as to the number of Shares that will be held by any Selling Security Holder upon termination of any offering made hereby; accordingly, the following table assumes (i) the conversion of 300 shares of Series A Preferred and the 150 shares of Series A-1 Preferred and the exercise of the Selling Security Holders Options and Warrants, and (ii) the sale of all Shares by the Selling Security Holders immediately following the date of this Prospectus.

-------------------------------------------------------------------------------------------------------------------
                                                              No. of Shares     No. of Shares             %
                                    No. of Shares             of Common         of Common Stock           Owner-
Name of Selling                     of Common Stock           Stock             Beneficially              ship
Security Holder                     Beneficially Owned        Offered           Owned                     After(4)
                                    as of Nov. 3, 1998(1)     Hereby            After Offering(4)         Offering
-------------------------------------------------------------------------------------------------------------------
Heracles Fund(5)                        549,791(2)                666,667(3)             0                  0
Themis Partners, L.P.(5)                274,895(2)                333,333(3)             0                  0
WEC Investors IV, LLC                   424,354(6)              1,020,000(6)             0                  0
T.H. Holloway(7)                         16,111                    11,111            1,875                  *
Socrates Skiadas(8)                      47,847                    22,222            3,750                  *
Joseph Rotenberg(9)                      32,736                    11,111            2,250                  *
Hart Rotenberg(10)                       30,736                    11,111            1,500                  *
Hans Donerstag(11)                       22,222                    22,222                0                  0
Rebecca C. Perrine(11)                   22,222                    22,222                0                  0
Charles Xue(12)                          75,555                    55,555            7,500                  0
John Quackenbush(11)                     11,111                    11,111                0                  0
Allenstown Partners(13)                 180,000                   170,000                0                  0
Cardinal Capital
  Management, Inc.(14)                   50,000                    50,000                0                  0
Morgan Fuller
 Capital Group LLC(15)                  125,000                   125,000                0                  0
Focus Financial Corp.(16)                46,875                    46,875                0                  0
Avon Brill, LLC(17)                      50,000                    50,000                0                  0
Eric Ellenhorn(18)                        5,000                     5,000                0                  0
Patrick Rooney(18)                        5,000                     5,000                0                  0
                                      ---------                 ---------         --------
                                      1,969,455                 2,638,540           16,875

-------------------------------------------------------------------------------------------------------------------

*        Less than 1%
-----------------------

(1) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days of November 3, 1998 through the conversion or exercise of any security or other right.

(2) Beneficial ownership is determined as of November 3, 1998 and is based upon a conversion price of the Series A Preferred shares equal to $2.2710 (which is the average of the three lowest closing bid prices of the Common Stock for the 20 consecutive trading days preceding November 3, 1998). The actual number of shares of Common Stock issuable upon conversion of the Series A Preferred shares is that number of shares of Common Stock equal to the quotient of (i) the aggregate stated value of the Series A Preferred shares ($5,000 per share), plus an accrued and unpaid premium of 5% per annum from May 1, 1998 divided by (ii) the conversion price. The conversion price is the lesser of (a) $2.865 per share, subject to adjustment, or (b) the Market Price of the Common Stock, where the Market Price is the average of the three lowest closing bid prices for the Common Stock for the 20 consecutive trading days immediately preceding such date of determination multiplied by a conversion percentage which shall be 83.72% for the first 180 days after the issuance date of the Series A Preferred and 78.72% thereafter. No holder of Series A Preferred shares is entitled to convert or exercise such securities to the extent that the shares to be received by such holders upon such conversion or exercise would cause such holders in the aggregate to beneficially own more than 4.99% of the Common Stock of the Company (other than shares deemed to be beneficially owned through ownership of Series A Preferred shares) except upon 61 days prior notice to the Company.

         The Company may be required to redeem any Series A Preferred shares which may not be converted because of such limitation.

(3) Represents the allocation among such Selling Security Holders of 1,000,000 shares of Common Stock potentially issuable as of November 3, 1998, upon conversion and exercise of the 300 shares of Series A Preferred held by such Selling Security Holders which the Company is registering pursuant to the Registration Rights Agreement between the Company and such Selling Security Holder. See Exhibits. The number of shares of Common Stock registered pursuant to the Registration Statement of which this Prospectus forms a part on behalf of the Selling Security Holders holding shares of Series A Preferred and the number of shares offered hereby by such holders have been determined by agreement between the Company and such Selling Security Holder. Because the number of shares of Common Stock that will ultimately be issued upon conversion of the Series A Preferred is dependent, subject to certain limitations, upon the average of certain closing bid prices of the Common Stock prior to conversion, as described in footnote (2) above, and certain antidilution adjustments, such number of shares (and therefore the number of shares of Common Stock offered hereby) cannot be determined at this time. The number of shares of Common Stock offered by the Selling Security Holders holding shares of Series A Preferred, in accordance with Rule 416 under the Securities Act, also includes such presently undeterminate number of additional shares as may be issuable upon conversion of the Series A Preferred, based upon stock splits, stock dividends or similar transactions in accordance with the terms of the Articles of Amendment to the Articles of Incorporation.

(4) Gives effect to the conversion of all shares of Series A Preferred and Series A-1 Preferred and the sale of the shares of Common Stock issuable upon such conversion.

(5) Promethean Investment Group L.L.C. is the general partner of Themis Partners L.P. and the investment advisor for Heracles Fund (collectively, the "Promethean Entities") and consequently has voting control and investment discretion of securities held by the Promethean Entities. Promethean Investment Group L.L.C. is indirectly controlled by Mr. James F. O'Brien. The ownership for each of the Promethean Entities does not include the ownership information for the other Promethean Entities. Promethean Investment Group L.L.C. and each of the Promethean Entities disclaims beneficial ownership of the shares held by the other Promethean Entities. Mr. O'Brien disclaims beneficial ownership of the shares owned by Promethean Investment Group L.L.C. and the Promethean Entities.

(6) WEC Investors IV, LLC purchased an aggregate of 150 shares of Series A-1 Preferred and a warrant to purchase 20,000 shares of Common Stock. Includes 20,000 shares of Common Stock underlying such warrant. Messrs. Daniel J. Saks, Mark A. Nordlicht and Ethan Benovitz are the officers, directors and controlling persons of WEC Investors IV, LLC. See "The Company - Recent Developments." Beneficial ownership is determined as of November 3, 1998, 1998 and is based upon a conversion price of the Series A-1 Preferred shares equal to $2.2710 (which is the average of the three lowest closing bid prices of the Common Stock for the 20 consecutive trading days preceding November 3, 1998). The actual number of shares of Common Stock issuable upon conversion of the Series A-1 Preferred shares is that number of shares of Common Stock equal to the quotient of (i) the aggregate stated value of the Series A Preferred shares ($5,000 per share) divided by (ii) the conversion price. The conversion price is the lesser of (a) $2.865 per share, subject to adjustment, or (b) the Market Price of the Common Stock, where the Market Price is the average of the three lowest closing bid prices for the Common Stock for the 20 consecutive trading days immediately preceding such date of determination multiplied by a conversion percentage which shall be 83.72% for the first 180 days after the issuance date of the Series A Preferred and 78.72% thereafter. No holder of Series A-1 Preferred shares is entitled to convert or exercise such securities to the extent that the shares to be received by such holders upon such conversion or exercise would cause such holders in the aggregate to beneficially own more than 4.99% of the Common Stock of the Company (other than shares deemed to be beneficially owned through ownership of Series A-1 Preferred shares). Represents the contractual obligation to include 1,000,000 shares of Common Stock potentially issuable as of November 3, 1998, upon conversion and exercise of the 150 shares of Series A-1 Preferred held by such Selling Security Holder which the Company is registering pursuant to the Registration Rights Agreement between the Company and such Selling Security Holder. See Exhibits. The number of shares of Common Stock registered pursuant to the Registration Statement of which this Prospectus forms a part on behalf of the Selling Security Holder holding shares of Series A-1 Preferred and the number of shares offered hereby by such holder have been determined by agreement between the Company and such Selling Security Holder. Because the number of shares of Common Stock that will ultimately be issued upon conversion of the Series A-1 Preferred is dependent, subject to certain limitations, upon the average of certain closing bid prices of the Common Stock prior to conversion, as described herein, and certain antidilution adjustments, such number of shares (and therefore the number of shares of Common Stock offered hereby) cannot be determined at this time. The number of shares of Common Stock offered by the Selling Security Holder holding shares of Series A-1 Preferred, in accordance with Rule 416 under the Securities Act, also includes such presently undeterminate number of additional shares as may be issuable upon conversion of the Series A-1 Preferred, based upon stock splits, stock dividends or similar transactions in accordance with the terms of the Articles of Amendment to the Articles of Incorporation.

(7) Includes 3,125 shares covered by an Alternate Prospectus pursuant to the Company's initial public offering in July 1997 and 11,111 shares purchased from the Company in August 1998 at a purchase price equal to 75% of the then fair market value of the Company's Common Stock which resulted in a sale price of $2.25 per share. Assumes the sale of an aggregate of 14,236 shares either pursuant to the Alternate Prospectus, as to the 3,125 shares, or pursuant to this Prospectus, as to the 11,111 shares. See "The Company - Recent Developments."

(8) Includes 21,875 shares covered by an Alternate Prospectus pursuant to the Company's initial public offering in July 1997 and 22,222 shares purchased from the Company in August 1998 at a purchase price equal to 75% of the then fair market value of the Company's Common Stock which resulted in a sale price of $2.25 per share. Assumes the sale of an aggregate of 44,097 shares either pursuant to the Alternate Prospectus, as to the 21,875 shares, or pursuant to this Prospectus, as to the 22,222 shares. See "The Company - Recent Developments."

(9) Includes 19,375 shares covered by an Alternate Prospectus pursuant to the Company's initial public offering in July 1997 and 11,111 shares purchased from the Company in August 1998 at a purchase price equal to 75% of the then fair market value of the Company's Common Stock which resulted in a sale price of $2.25 per share. Assumes the sale of an aggregate of 30,486 shares either pursuant to the Alternate Prospectus, as to the 19,375 shares, or pursuant to this Prospectus, as to the 11,111 shares. See "The Company - Recent Developments."

(10) Includes 18,125 shares covered by an Alternate Prospectus pursuant to the Company's initial public offering in July 1997 and 11,111 shares purchased from the Company in August 1998 at a purchase price equal to 75% of the then fair market value of the Company's Common Stock which resulted in a sale price of $2.25 per share. Assumes the sale of an aggregate of 29,236 shares either pursuant to the Alternate Prospectus, as to the 18,125 shares, or pursuant to this Prospectus, as to the 11,111 shares. See "The Company - Recent Developments."

(11) Represents shares purchased from the Company in August 1998 at $2.25 per share. See "The Company - Recent Developments."

(12) Includes 12,500 shares covered by an Alternate Prospectus pursuant to the Company's initial public offering in July 1997 and 55,555 shares purchased from the Company in August 1998 at a purchase price equal to 75% of the then fair market value of the Company's Common Stock which resulted in a sale price of $2.25 per share. Assumes the sale of an aggregate of 68,055 shares either pursuant to the Alternate Prospectus, as to the 12,500 shares, or pursuant to this Prospectus, as to the 55,555 shares. See "The Company - Recent Developments."

(13) Includes 100,000 shares purchased by Allenstown Partners from the Company in July 1998 at $3.00 per share (see "The Company - Recent Developments") and 70,000 shares of Common Stock granted as compensation under a 24 month consulting agreement dated July 15, 1998 between the Company and Allenstown Partners, of which Charles P. Johnston, Carriage Hill Associates and Allenstown Investments are the partners. Charles P. Johnston is the General Partner and controls Carriage Hill Associates. Allenstown Investments is controlled by CCJ Trust which is controlled by Charles C. Johnston. Charles P. Johnston is the son of Charles C. Johnston. Also includes 10,000 shares of Common Stock owned by J&C Resources, of which Mr. Charles C. Johnston is the beneficial owner, of which 6,250 shares are covered by an Alternate Prospectus pursuant to the Company's initial public offering in July 1997. Assumes the sale of an aggregate of 176,250 hares either pursuant to the Alternate Prospectus, as to the 6,250 shares, or pursuant to this Prospectus, as to the 170,000 shares.


(14) Represents 50,000 shares of Common Stock underlying a warrant, exercisable at $3.23 per share until August 11, 2003 issued as a fee in connection with the WEC Investors IV, LLC transaction. Messrs. Rob Rosenstein and Scott Kock are the officers and directors of Cardinal Capital Management, Inc.

(15) Messrs. Jim Fuller and Gordon Taubenheim are the beneficial owners of Morgan Fuller Capital Group LLC. Morgan Fuller Capital Group LLC may, from time to time, transfer their shares for no value to officers, directors, shareholders and other third parties. In the event of any such transfer, the recipients of such will be included in a prospectus supplement to be filed by the Company. Represents securities issued by the Company in the acquisition of 51% of EDnet and includes 50,000 shares of Common Stock underlying a warrant, exercisable at $3.00 per share until June 30, 2003, which such securities were subsequently transferred by EDnet to such Selling Security Holder. See "The Company
         - Recent Developments."


(16) Represents shares of Common Stock underlying an option, exercisable at $5.00 per share until September 30, 2002, issued to Focus Financial Corp. as compensation under a consulting agreement with the Company. Messrs. David Portnoy, Gilbert Portnoy and Mark Portnoy are the officers and directors of Focus Financial Corp.

(17) Represent shares of Common Stock underlying a warrant, exercisable at $3.00 per share until June 30, 2003, issued in connection with the EDnet transaction.

(18) Represents shares issued as interest for a loan made to the Company in 1997, the proceeds of which were used for general working capital, which such loan has subsequently been repaid in full.

         The Company has agreed to pay full costs and expenses related to the offering, including but not limited to all fees and expenses in preparing, filing and printing the Registration Statement and Prospectus and related exhibits, amendments and supplements thereto and mailing of such items. The Company will not pay selling commissions and expenses associated with any sale by the Selling Security Holders.

                              PLAN OF DISTRIBUTION

         The Common Stock offered by this Prospectus is being offered on behalf of the Selling Security Holders. Such Common Stock may be sold or distributed from time to time by the Selling Security Holders, or by donees or transferees or, or other successors in interest to, the Selling Security Holders, directly to one or more purchasers or through brokers, dealers or underwriters who may act solely as agents or may acquire such Common Stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the Common Stock offered hereby may be effected in one or more of the following methods: (i) ordinary brokers' transactions; (ii) transactions involving cross or block trades or otherwise on The Nasdaq SmallCap Market (TM); (iii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this Prospectus; (iv) "at the market" to or through market markers or into an existing market for the Common Stock; (v) in other ways not involving market markers or established trading markets, including direct sales to purchasers or sales effected through agents;
(vi) through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); (vii) in privately negotiated transactions (viii) to cover short sales; or (ix) any combination of the foregoing.

         From time to time, one or more of the Selling Security Holders may pledge, hypothecate or grant a security interest in some or all of the Shares owned by them, and the pledgees, secured parties or persons to whom such Shares have been hypothecated shall, upon foreclosure in the event of default, be deemed to be Selling Security Holders hereunder. The number of Selling Security Holders' Shares beneficially owned by those Selling Security Holders who so transfer, pledge, donate or assign Selling Security Holders' Shares will decrease as and when they take such actions. The plan of distribution for Selling Security Holders' Shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be Selling Security Holders hereunder. In addition, a Selling Security Holder may, from time to time, sell short the Common Stock, and in such instances, this Prospectus may be delivered in connection with such short sales and the Shares offered hereby may be used to cover such short sales.

         A Selling Security Holder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Common Stock in the course of hedging the positions they assume with such Selling Security Holder, including, without limitation, in connection with distributions of the Common Stock by such broker-dealers. A Selling Security Holder may also enter into option or other transactions with broker-dealers that involve the delivery of the Shares to the broker-dealers, who may then resell or otherwise transfer such Shares. A Selling Security Holder may also loan or pledge the Shares to a broker-dealer and the broker-dealer may sell the Shares so loaned or upon a default may sell or otherwise transfer the pledged Shares.

         Brokers, dealers, underwriters or agents participating in the distribution of the Shares as agents may receive compensation in the form of commissions, discounts or concessions from the Selling Security Holders and/or purchasers of the Common Stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). The Selling Security Holders and any broker-dealers who act in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission they receive and proceeds of any sale of the Shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor any Selling Security Holder can presently estimate the amount of such compensation. The Company knows of no existing arrangements between any Selling Security Holder, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the Shares included in this Prospectus.

         The Company will pay substantially all of the expenses incident to the registration, offering and sale of the Shares included in this Prospectus to the public, other than commission or discounts of underwriters, broker-dealers or agents. The Company has also agreed to indemnify the Selling Security Holders and certain related persons against liabilities, including liabilities under the Securities Act.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         The Company had advised the Selling Security Holders that during such time as they may be engaged in a distribution of the Shares included herein they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes any Selling Security Holder, any affiliated purchasers, and any broker-dealers or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the Shares.

                            DESCRIPTION OF SECURITIES

Common Stock


         The Company is authorized by its Articles of Incorporation to issue 20,000,000 shares of Common Stock, of which 3,732,100 were issued and outstanding as of September 30, 1998. The holders of the Company's Common Stock are entitled to receive dividends at such time and in such amounts as may be determined by the Company's Board of Directors, and upon liquidation are entitled to share ratably in the assets of the Company, subject to the rights of the holders of any shares of preferred stock which may be outstanding, remaining after the payment of all debts and other liabilities.


         All shares of the Company's Common Stock have equal voting rights, each share being entitled to one vote per share for the election of directors and all other purposes. Holders of such Common Stock are not entitled to any preemptive rights to purchase or subscribe for any of the Company's securities. All of the Company's Common Stock which is issued and outstanding is fully paid and non-assessable. Stockholders, including the holders of any series of preferred stock outstanding, do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of Directors are able to elect 100% of the Company's Directors.

         It is not contemplated that any dividends will be paid on the Common Stock, and the future ability to pay dividends will be dependent upon the success of the Company's operations and the decision by its Board of Directors at that time. However, pursuant to the designations, rights and preferences of the outstanding Series A Preferred and Series A-1 Preferred, the Company has agreed to not directly or indirectly, redeem or declare or pay any cash dividend or cash distribution on its Common Stock without the express written consent of the holders of not less than two-thirds of the then outstanding shares of Series A Preferred and two-thirds of the then outstanding shares of Series A-1 Preferred.

Preferred Stock

         The Company is authorized to issue 5,000,000 shares of preferred stock, par value $.0001 per share. The Board of Directors of the Company has the authority, without further action by shareholders, to issue the preferred stock in one or more series, and to fix for any series the dividend rate, redemption price, liquidation or dissolution preferences, conversion rights, voting rights and other preferences and privileges. As of the date hereof, the Company has designated a series consisting of 300 shares of Series A Preferred, of which 150 shares are currently issued and outstanding, and a series consisting of 150 shares of Series A-1 Preferred, all of which are issued and outstanding. The remaining 4,999,550 shares of preferred stock remain without designation.

Series A Preferred

         The following is a summary of the designations, rights and preferences of the Series A Preferred. See "Incorporation of Certain Documents by Reference" and "Exhibits."

Conversion


         The Series A Preferred is convertible into the Company's Common Stock at a price per share equal to the lesser of (i) $2.865, subject to adjustment including in the event of stock splits, stock dividends, below market sales or upon a Major Transaction (as hereinafter defined), or (ii) a floating conversion price determined by multiplying a Conversion Percentage in effect as of such date by the Market Price for the Company's Common Stock. The Conversion Percentage shall be 83.72% for the first 180 days from the issuance date of the Series A Preferred Stock and 78.72% for any day thereafter. The Market Price for the Company's Common Stock shall be the average of the three lowest closing bid prices for such Common Stock during the 20 consecutive trading days immediately preceding such date.


Voting Rights

         The shares of Series A Preferred carry no voting rights except as required by law. The affirmative vote of holders of not less than two-thirds of then outstanding shares of Series A Preferred shall be required for (a) any change to the Articles of Amendment or the Company's Articles of Incorporation which would also amend, alter, change or repeal any of the powers, designations, preferences and rights of the Series A Preferred or (b) the Company to issue any shares of Series A Preferred other than pursuant to the securities purchase agreement under which the Series A Preferred was issued. A vote of holders of not less than two-thirds of the then outstanding shares of Series A Preferred shall also be required to authorize or issue any additional or the capital stock that is of senior or equal rank to the Series A Preferred in respect to the preferences as to distribution and payments upon the all liquidation, dissolution and winding up of the Company. The Company shall not authorize or make any amendments of the Company's Articles of Incorporation or By-Laws or file any resolutions of the Board of Directors of the Company containing any provisions, which would adversely effect or otherwise impair the rights or relative holders of the priority of the holders of the Series A Preferred relative to the Common Stock or the holders of other class of capital stock, without such consent. In the event of the merger or consolidation of the Company with or into another corporation, the Series A Preferred shall maintain their relative powers, designations and preferences provided and no merger shall result inconsistent therewith.

Dividends

         The holders of the Series A Preferred are not entitled to any dividends. Until all the Series A Preferred have been converted or redeemed as provided in the Articles of Amendment to the Company's Articles of Incorporation, the Company shall not directly or indirectly, redeem, or declare or pay any cash dividend or cash distribution on, its Common Stock without the prior express written consent of the holders of not less than two-thirds of the then outstanding Series A Preferred.

Liquidation Preference

         The Series A Preferred has a stated value of $5,000 per share (the "Face Value"). In the event that any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred shall be entitled to receive in cash out of the assets of the Company, before any amount shall be paid to the holders of any of the capital stock of the Company of any class junior in rank to the Series A Preferred in respect of the preferences as to distributions and payments on the liquidation, dissolution and winding up of the Company an amount per share equal to the sum of (i) the Face Value and an amount equal to the product of (.05) x (N/365) x ($5,000), where N shall be the number of days outstanding (the "Liquidation Preference").

Redemption


         Subject to certain conditions, including prior notice, the Company may elect to redeem the Series A Preferred submitted for conversion in lieu of converting such Series A Preferred provided that the floating conversion price is less that $2.50. The redemption price of Company redemption in lieu of conversion shall be an amount per share of Series A Preferred equal to the product of 83.72% if the conversion is within 180 days after the issue date of such stock or 78.72% if such conversion date is 181 days after the issuance of the stock times the last reported sale price of the Common Stock on such conversion date.

         The holders of the Series A Preferred shall have the right, at such holders' option, to require the Company to redeem all or a portion of such holders Series A Preferred at a price per share equal to 125% of the Liquidation Preference upon the occurrence of a Major Transaction, as defined below. In addition, after a Triggering Event, as defined below, each holder of the Series A Preferred shall have the right, at such holders' option, to require the Company to redeem all or a portion of such holders' Series A Preferred at a price per share equal to the greater of (i) 125% of the Liquidation Preference and (ii) the product of (a) the conversion rate at such time and (b) the closing bid price calculated as of the day immediately preceding such Triggering Event.


         A Major Transaction shall include (i) the consolidation, merger or other business combination of the Company with or into another person (other than a migratory merger or a transaction in which the Company is the surviving entity and holders of the Company's voting power immediately prior to the transaction continue after the transaction to hold the voting power necessary to elect a majority of the members of the Board of Directors of the Company); (ii) the sale or transfer of all or substantially all of the Company's assets or
(iii) consummation of purchase, tender offer or exchange offer made to the holders of more than 30% of the Company's outstanding shares of Common Stock. A Triggering Event shall have been deemed to occur at such time as any of the following events shall have occurred: (i) the failure of this registration statement relating to the shares of Common Stock issuable upon conversion of the Series A Preferred, as filed by the Company with the Commission on August 21, 1998, to be declared effective by the Commission on or before a date which is 45 days after September 30, 1998 (or October 30, 1998, if extended), (ii) failure to keep such registration statement effective pursuant to the terms of the registration rights agreement subject to certain agreed blackout provisions,
(iii) the suspension from listing or the failure of the Common Stock to be listed on an exchange for a period of five days; or (iv) if Randy S. Selman ceases to be either the Chief Executive Officer or President of the Company prior to March 1, 2000 for any reason other than death or disability.


Series A-1 Preferred

         The following is a summary of the designations, rights and preferences of the Series A-1 Preferred. See "Incorporation of Certain Documents by Reference" and "Exhibits."

Conversion


         The Series A-1 Preferred is convertible into the Company's Common Stock at a price per share equal to the lesser of (i) $2.865, subject to adjustment including in the event of stock splits, stock dividends, below market sales or upon a Major Transaction (as hereinafter defined), or (ii) a floating conversion price determined by multiplying a Conversion Percentage in effect as of such date by the Market Price for the Company's Common Stock. The Conversion Percentage shall be 83.72% for the first 180 days from the issuance date of the Series A Preferred and 78.72% for any day thereafter. The Market Price for the Company's Common Stock shall be the average of the three lowest closing bid prices for such Common Stock during the 20 consecutive trading days immediately preceding such date. In no event shall any holder of Series A-1 Preferred be entitled to convert shares in excess of the number of shares of Series A-1 Preferred which, upon conversion, would cause the aggregate number of shares of Common Stock beneficially owned by such holder and its affiliates to exceed 4.99% of the outstanding shares of Common Stock following such conversion.

Voting Rights

         The shares of Series A-1 Preferred carry no voting rights except as required by law. The affirmative vote of holders of not less than two-thirds of then outstanding shares of Series A-1 Preferred shall be required for (a) any change to the Articles of Amendment or the Company's Articles of Incorporation which would also amend, alter, change or repeal any of the powers, designations, preferences and rights of the Series A-1 Preferred or (b) the Company to issue any shares of Series A-1 Preferred other than pursuant to the securities purchase agreement under which the Series A-1 Preferred was issued. A vote of holders of not less than two-thirds of the then outstanding shares of Series A-1 Preferred shall also be required to authorize or issue any additional or the capital stock that is of senior or equal rank to the Series A-1 Preferred in respect to the preferences as to distribution and payments upon the all liquidation, dissolution and winding up of the Company. The Company shall not authorize or make any amendments of the Company's Articles of Incorporation or By-Laws or file any resolutions of the Board of Directors of the Company containing any provisions, which would adversely effect or otherwise impair the rights or relative holders of the priority of the holders of the Series A-1 Preferred relative to the Common Stock or the holders of other class of capital stock, without such consent. In the event of the merger or consolidation of the Company with or into another corporation, the Series A-1 Preferred shall maintain their relative powers, designations and preferences provided and no merger shall result inconsistent therewith.

Dividends

         The holders of the Series A-1 Preferred are not entitled to any dividends. Until all the Series A-1 Preferred have been converted or redeemed as provided in the Articles of Amendment to the Company's Articles of Incorporation, the Company shall not directly or indirectly, redeem, or declare or pay any cash dividend or cash distribution on, its Common Stock without the prior express written consent of the holders of not less than two-thirds of the then outstanding Series A-1 Preferred.

Liquidation Preference

         The Series A-1 Preferred has a stated value of $5,000 per share (the "Face Value"). In the event that any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series A-1 Preferred shall be entitled to receive in cash out of the assets of the Company, after payment to any holder of the Series A Preferred, but before any amount shall be paid to the holders of any of the capital stock of the Company of any class junior in rank to the Series A-1 Preferred in respect of the preferences as to distributions and payments on the liquidation, dissolution and winding up of the Company an amount per share equal to the sum of (i) the Face Value and an amount equal to the product of (.05) x (N/365) x ($5,000), where N shall be the number of days outstanding.

Redemption


         At any time, the Company may elect to redeem the Series A-1 Preferred submitted for conversion in lieu of converting such Series A-1 Preferred provided that the floating conversion price is less that $2.50. The redemption price of Company redemption in lieu of conversion shall be an amount per share of Series A-1 Preferred equal to the product of 83.72% if the conversion is within 180 days after the issue date of the Series A Preferred or 78.72% if such conversion date is 181 days after the issuance of the stock times the last reported sale price of the Common Stock on such conversion date.


         The holders of the Series A-1 Preferred shall have the right, at such holders' option, to require the Company to redeem all or a portion of such holders Series A-1 Preferred at a price per share equal to 125% of the liquidation preference upon the occurrence of a Major Transaction, as defined below. In addition, after a Triggering Event, as defined below, each holder of the Series A-1 Preferred shall have the right, at such holders' option, to require the Company to redeem all or a portion of such holders' Series A-1 Preferred at a price per share equal to the greater of (i) 125% of the liquidation preference and (ii) the product of (a) the conversion rate at such time and (b) the closing bid price calculated as of the day immediately preceding such Triggering Event.

         A Major Transaction shall include (i) the consolidation, merger or other business combination of the Company with or into another person (other than a migratory merger or a transaction in which the Company is the surviving entity and holders of the Company's voting power immediately prior to the transaction continue after the transaction to hold the voting power necessary to elect a majority of the members of the Board of Directors of the Company); (ii) the sale or transfer of all or substantially all of the Company's assets or
(iii) consummation of purchase, tender offer or exchange offer made to the holders of more than 30% of the Company's outstanding shares of Common Stock. A Triggering Event shall have been deemed to occur at such time as any of the following events shall have occurred: (i) the failure of this registration statement relating to the shares of Common Stock issuable upon conversion of the Series A-1 Preferred, as filed by the Company with the Commission on August 21, 1998, to be declared effective by the Commission on or before a date which is 45 days after September 30, 1998 (or October 30, 1998, if extended), (ii) failure to keep such registration statement effective pursuant to the terms of the registration rights agreement subject to certain agreed blackout provisions or
(iii) the suspension from listing or the failure of the Common Stock to be listed on an exchange for a period of five days.

Warrants

Common Stock Purchase Warrants

         The Company has issued and outstanding 1,150,000 redeemable Common Stock Purchase Warrants ("Warrants") which were sold in the Company's initial public offering ("IPO") in July 1997. Each Warrant entitles the holder to purchase one share of Common Stock at $6.00 per share ("Warrant Exercise Price") commencing February 1, 1998 until the expiration of the Warrants on July 30, 2002. The Warrants are redeemable by the Company for $.05 per Warrant, at any time commencing February 1, 1998, upon 30 days' prior written notice, if the closing bid price of the Company's Common Stock as reported by the principal exchange on which the Common Stock is traded equals or exceeds $7.20 per share for 20 consecutive trading days and ending 30 days prior to the notice of redemption.

         The Warrants can only be exercised when there is a current effective registration statement covering the shares of Common Stock underlying the Warrants. If the Company does not or is unable to maintain a current effective registration statement, the Warrant holders will be unable to exercise the Warrants and the Warrants may become valueless. In addition, because the Warrants may be transferred, it is possible that the Warrants may be acquired by persons residing in states where the Company has not registered, or is not exempt from registration. In such event, if the shares of Common Stock underlying the Warrants are not registered or qualified for sale in the state in which a Warrant holder resides, such holder might not be permitted to exercise the Warrants. Moreover, even if the Warrants could be transferred, the shares of Common Stock underlying the Warrants may not be sold or transferred upon exercise of the Warrants. Warrant holders residing in those states would have no choice but to attempt to sell their Warrants or to let them expire unexercised.

         Each Warrant may be exercised by surrendering the Warrant certificate, with the form of election to purchase on the reverse side of the Warrant certificate properly completed and executed, together with payment of the exercise price to the Warrant Agent. The Warrants may be exercised in whole or from time to time in part. If less than all of the Warrants evidenced by a Warrant certificate are exercised, a new Warrant certificate will be issued for the remaining number of Warrants.

         Holders of the Warrants are protected against dilution of the equity interest represented by the underlying shares of Common Stock upon the occurrence of certain events, including, but not limited to, issuance of stock dividends. If the Company merges, reorganizes or is acquired in such a way as to terminate the Warrants, the Warrants may be exercised immediately prior to such action. In the event of liquidation, dissolution or winding up of the Company, holders of the Warrants are not entitled to participate in the distribution of the Company's assets.

         For the life of the Warrants, subject to the redemption provision, the holders thereof are given the opportunity to profit from a rise in the market price of the Common Stock of the Company. The exercise of the Warrants will result in the dilution of the then book value of the Common Stock of the Company held by the public investors and would result in a dilution of their percentage ownership of the Company. The terms upon which the Company may obtain additional capital may be adversely affected through the period that the Warrants remain exercisable. The holders of these Warrants may be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain equity capital on terms more favorable than those provided for by the Warrants.

         In the event that the Warrants are called for redemption, the Warrant holders may not be able to exercise their Warrants in the event that the Company has not updated this Prospectus in accordance with the requirements of the Securities Act or these securities have not been qualified for sale under the laws of the state where the Warrant holder resides. In addition, in the event that the Warrants have been called for redemption, such call for redemption could force the Warrant holder to either (i) assuming the necessary updating to the Prospectus and state blue sky qualifications have been effected, exercise the Warrants and pay the exercise price at a time when, in the event of a decrease in market price from the period preceding the issuance of the call for redemption, it may be less than advantageous economically to do so, or (ii) accept the redemption price, which, in the event of an increase in the price of the stock, could be substantially less than the market value thereof at the time of redemption.

Underwriters' Warrants

         In connection with the IPO, the Company sold the Underwriters, or their designees, for nominal consideration, the Underwriters' Warrants to purchase an aggregate of 100,000 shares of Common Stock and 100,000 Warrants. The Underwriters' Warrants are initially exercisable at an exercise price of $8.40 per share of Common Stock and $.14 per Warrant, each Warrant being in turn exercisable at $8.40 per share, representing 140% of the initial public offering price of the Company's securities. The Underwriter's Warrants are exercisable for a period of four years commencing July 30, 1998. The Underwriters' Warrants, which were restricted from sale, transfer, assignment or hypothecation until July 30, 1998 except to officers, consultants and partners of the Underwriters, contain provisions providing for adjustment of the exercise price and the number and type of securities issuable upon exercise of the Underwriters' Warrants upon the occurrence of certain events, including subdivisions and combinations of Common Stock. The Underwriters' Warrants grant to the holders thereof certain registration rights under the Securities Act for the securities issuable upon the exercise thereof.

         During the exercise period of the Underwriters' Warrants, the Underwriters (or the then holders of a majority of the Underwriters' Warrants) shall have the right to require the Company to prepare and file one post-effective amendment to the original registration statement or a new registration statement under the Securities Act covering all or any portion of the Underwriters' Warrants and/or underlying shares of Common Stock. The Underwriters or the holders of the Underwriters' Warrants are also entitled to requires

"piggy back" registration rights on two occasions during the period such Underwriters' Warrants remain outstanding. The Company shall bear all expenses incurred in the preparation and filing of any such registration statement or post-effective amendment.

Other Outstanding Warrants


         Additionally, as of September 30, 1998, there are warrants outstanding to purchase an aggregate of 463,535 shares of Common Stock, of which 90,201 shares are exercisable at $6.60 per share through July 30, 1999; 8,334 of which are exercisable at $2.80 per share through May 20, 1999; 20,000 of which are exercisable at $4.00 per share through August 11, 2002; 50,000 of which are exercisable at $3.23 per share through August 11, 2003; 90,000 of which are exercisable at $6.00 per share through June 30, 1999; 10,000 of which are exercisable at $3.00 per share through February 17, 2003; 125,000 of which are exercisable at $3.00 per share through June 30, 2003; and 70,000 of which are exercisable at $3.875 per share through April 7, 2002 which such warrants were issued in connection with the DCT transaction. See "The Company Recent Developments." An aggregate of 98,535 shares of Common Stock underlying the warrants described in this paragraph may not be sold, transferred or assigned for a period of 24 months from July 30, 1997 without the prior written consent of the Representative of the several underwriters in the Company's initial public offering. The Representative has advised the Company that it does not have a general policy with respect to the release of shares prior to the expiration of the lock-up.

Stock Options

         As of September 30, 1998, there are stock options to purchase an aggregate of 1,296,916 shares of Common Stock outstanding, which includes options to purchase (i) 5,581 shares which are exercisable at $5.60 per share through March 31, 1999, (ii) 274,460 shares which are exercisable at $.00016 per share through January 1, 2001, which options are held by Randy S. Selman, the Company's President, Chief Executive Officer and Chief Financial Officer (137,230 options) and by Alan Saperstein, the Company's Executive Vice President and Secretary (137,230 options), (iii) 46,875 shares which are exercisable at $5.00 per share through September 30, 2002, (iv) 50,000 shares which are exercisable at $2.50 per share through March 1, 2001, (v) 150,000 shares which are exercisable at $2.50 per share through July 30, 2002, of which 50,000 options are held by Eric Jacobs, 50,000 options are held by Ben Swirsky and 50,000 options are held by Brian Service, all directors of the Company, (vi) 250,000 shares which are exercisable at $2.50 per share through December 31, 2000, of which 125,000 options are held by each of Randy S. Selman and Alan Saperstein, (vii) 50,000 shares which are exercisable at $2.50 per share though September 30, 2001 which are held by David E. Goodman, the Company's former Chief Operating Officer, (viii) 300,000 shares which are exercisable at $2.50 per share through January 8, 2002, of which 125,000 options are held by each of Randy S. Selman and Alan Saperstein and 50,000 options which are held by David
E. Goodman, (viii) 5,000 shares exercisable at $2.75 per share through April 21, 2002, (ix) 25,000 shares which are exercisable at $6.00 per share through May 1, 2002, (x) 50,000 shares which are exercisable at $2.50 per share through May 1, 2002, (xi) 40,000 shares which are exercisable at $2.375 per share through September 22, 2001, (xii) 25,000 shares which are exercisable at $2.34 per share through September 30, 2001; and (xiii) 25,000 shares which are exercisable at $2.375 per share through September 30, 2002.

The Nasdaq SmallCap Market(TM)

         The Company's Common Stock and Warrants are traded on The Nasdaq SmallCap Market(TM) under the symbols "VDAT" and "VDATW", respectively.

Transfer Agent

         The Company's transfer agent and registrar for the Common Stock and Warrants is Interwest Transfer Co., Inc., 1981 East Murray Holladay Road, Suite 100, Salt Lake City, UT 84117.

                                  LEGAL MATTERS

         Certain legal matters in connection with the securities being offered hereby will be passed upon for the Company by Atlas, Pearlman, Trop & Borkson, P.A., Counsel for the Company, Fort Lauderdale, Florida.

                                     EXPERTS

         The consolidated financial statements as of and for the year ended September 30, 1997 incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated by reference upon the authority of said firm as experts in giving said report.

         The consolidated balance sheet of Visual Data Corporation and Subsidiary as of September 30, 1996 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year then ended, incorporated by reference in this prospectus, have been incorporated herein in reliance on the reports of Goldstein Lewin & Co., independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

                                 INDEMNIFICATION

         The Company has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such statute. The Company's Articles of Incorporation provide that the Company shall indemnify and may insure its officers and directors to the fullest extent permitted by law.

         The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (i) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) deriving an improper personal benefit from a transaction;
(iii) voting for or assenting to an unlawful distribution; and (iv) willful misconduct or conscious disregard for the best interests of the Company in a preceding by or in the right of the Company to procure a judgment in its favor or in a preceding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the Federal securities laws.

         The effect of the foregoing is to require the Company to indemnify the officers and directors of the Company for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or preceding, had no reasonable cause to believe his conduct was unlawful.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore enforceable.


No dealer, salesperson or any other person has been authorized to give any information or to make any representations not contained in this Prospectus in connection with this offer made hereby. If given or made, such information or
representations must not be relied upon as having been authorized by the Company                2,638,540 shares
or any Underwriter. This Prospectus does not constitute an offer to sell or a                   of Common Stock
solicitation of any offer to buy any of the securities offered hereby in any circumstance in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall under any
circumstances create an implication that information herein is correct at any                      VISUAL DATA
time subsequent to the date of this Prospectus.                                                    CORPORATION

                                 --------------

                                                                                                   -----------

         TABLE OF CONTENTS                                                                         PROSPECTUS
         -----------------                                                                         -----------

                                         Page
                                         ----

AVAILABLE INFORMATION.......................2

INCORPORATION OF CERTAIN
  INFORMATION BY REFERENCE..................4
                                                                                                   November 3, 1998
RISK FACTORS................................5

THE COMPANY.................................13

USE OF PROCEEDS.............................19

SELLING SECURITY HOLDERS....................20

PLAN OF DISTRIBUTION........................24

DESCRIPTION OF SECURITIES...................26

LEGAL MATTERS...............................35

EXPERTS.....................................35

INDEMNIFICATION.............................35